Aames 2001-3

Mortgage Pass-Through Certificates

Series 2001-3

Credit Enhancement Report for April 25, 2002 Distribution
Credit Enhancement Report
ACCOUNTS	GROUP 2	GROUP 1	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	GROUP 2	GROUP 1	TOTAL

PMI Premiums	0.00	1,256.32	1,256.32

STRUCTURAL FEATURES	GROUP 2	GROUP 1	TOTAL

Overcollateralization Amount			2,219,315.20
Overcollateralization Requirement			4,812,728.65
Excess Interest			368,836.44

Page 11 of 27	© COPYRIGHT 2002 Deutsche Bank